CytomX Therapeutics, Inc.

151 Oyster Point Blvd., Suite 400

South San Francisco, CA 94080

August 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Tamika Sheppard

Re:	CytomX Therapeutics, Inc.

Registration Statement on Form S-3 (Registration No. 333-281433)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of CytomX Therapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 19, 2024, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

CytomX Therapeutics, Inc.

By:	/s/ Lloyd A. Rowland
Lloyd A. Rowland
Senior Vice President and General Counsel

CC:	Sean A. McCarthy, CytomX Therapeutics, Inc.

Chris Ogden, CytomX Therapeutics, Inc.

Mark V. Roeder, Latham & Watkins LLP

[Signature Page to CytomX Therapeutics, Inc. Acceleration Letter]